Filed Pursuant to Rule 424(b)(3)
Registration No. 333-204908

PROSPECTUS ADDENDUM (to Product Supplement dated June 12, 2015, Amendment No. 1, dated December 15, 2015, to Pricing Supplement dated October 8, 2015 and Prospectus dated April 29, 2016)

UBS AG

ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN Series B due October 16, 2042

This prospectus addendum relates to the series of outstanding Exchange Traded Access Securities entitled “ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN Series B due October 16, 2042” (the “Securities”), which was previously issued by UBS AG and is part of a series of debt securities entitled “Medium Term Notes, Series B”. The Securities were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your Securities, UBS AG prepared a pricing supplement (as amended or supplemented from time to time), referred to as the “original pricing supplement”, relating to the Securities. UBS AG also prepared a product supplement (as amended from time to time), referred to as the “product supplement”, dated as of October 8, 2015, which supplements and forms part of the original pricing supplement. The original pricing supplement, which is Amendment No. 1, dated December 15, 2015, to the pricing supplement dated October 8, 2015, and the product supplement are attached to a “base” prospectus dated March 17, 2016, and were previously attached to a “base” prospectus dated June 12, 2015. This prospectus addendum and the original pricing supplement and product supplement will be used by UBS AG in connection with the continuous offering of the Securities.

UBS AG has now prepared a new “base” prospectus dated April 29, 2016. This new base prospectus replaces the base prospectus dated March 17, 2016.

In addition, the Securities are linked to the Market Vectors Global Mortgage REITs Index (the “Index”), which is sponsored by Market Vectors Index Solutions GmbH (the “Index Sponsor”). Effective May 2, 2016, the Index Sponsor adopted the name “MV Index Solutions GmbH” and changed the name of the Index to the “MVIS Global Mortgage REITs Index”. These name changes do not affect the Index’s ticker symbols or its methodology.

Because, except as provided herein, the terms of your Securities otherwise have remained the same, UBS AG is continuing to use the original pricing supplement and product supplement. As a result, you should read the original pricing supplement and product supplement for your Securities, which give the specific terms of your Securities, together with the new base prospectus dated April 29, 2016. When you read these documents, please note that all references in the original pricing supplement and product supplement to the base prospectus dated June 12, 2015, or to any sections of the applicable base prospectus, should refer instead to the new base prospectus dated April 29, 2016, or to the corresponding section of that new base prospectus. In addition, please note that instead of using the website links in the original pricing supplement and product supplement to the base prospectus dated June 12, 2015, you should use the following website link to access the new base prospectus dated April 29, 2016:

http://www.sec.gov/Archives/edgar/data/1114446/000119312516569341/d161008d424b3.htm

Please also disregard the table of contents for the base prospectus dated June 12, 2015 that is provided in the original pricing supplement and product supplement. A table of contents for the new base prospectus is provided on page i of the new base prospectus.

Supplemental Tax Disclosure

The following supplements and updates the discussion under “—Material U.S. Federal Income Tax Consequences—Non-United States Holders” in the accompanying pricing supplement and is intended to be read in conjunction with the discussion therein.

Securities that are held by non-U.S. holders will be subject to withholding tax pursuant to regulations under Section 871(m) of the Code that will take effect on January 1, 2017 with respect to instruments that are issued (or deemed issued) on or after that date. In general, these regulations impose a 30% withholding tax (subject to reduction under an applicable treaty) on deemed dividend amounts with respect to certain notes held by non-U.S. holders that reference U.S. equities or indices that include U.S. equities. If applicable, the deemed dividend amount is generally equal to the dividends that are paid on the equities that are referenced by the note. However, the IRS recently issued a Notice which states that the new regulations will only apply to a contract that is issued before January 1, 2018 if the contract is a “delta-one” contract (i.e., a contract that provides for “delta-one” exposure to underlying U.S. corporations). Although the matter is not free from doubt, we believe and we intend to take the position that the Securities should be treated as delta-one contracts for this purpose.

The Section 871(m) regulations provide that instruments that reference a “qualified index” generally are not subject to withholding under Section 871(m). We believe that the Index is not a “qualified index” and that therefore the Securities will not be eligible for this exception. The Section 871(m) regulations provide that a contract that references an index that is not a qualified index will be treated for Section 871(m) purposes as referencing the components of the index. Accordingly, the Securities should be treated as referencing the components of the Index for Section 871(m) purposes, which primarily or entirely consists of U.S. “real estate investment trusts” (“REITs”) that are classified as corporations for U.S. federal income tax purposes. Accordingly, Securities that are issued on or after January 1, 2017 and are held by non-U.S. holders will be subject to the Section 871(m) withholding tax.

The Section 871(m) tax with respect to the Securities will be based on the dividends that are paid on or after January 1, 2017 during a non-U.S. holder’s holding period in the Securities with respect to the components of the Index (based on the notional amount of the Index—after taking into account the applicable leverage amount—that is referenced by the Securities). However, the Section 871(m) withholding tax will only apply to dividends that would be subject to the general dividend withholding tax if they were directly received by the non-U.S. holder. As noted above, the Index primarily or entirely consists of entities that are classified as REITs for U.S. federal income tax purposes. Certain capital gain dividends that are paid by REITs to a non-U.S. holder are not subject to withholding tax, and therefore the Section 871(m) tax may not apply to the extent of such dividends. It is not entirely clear, however, how this rule applies in the case of a dividend that would only be exempt from tax if a non-U.S. holder satisfies certain ownership thresholds and it is possible that a non-U.S. holder would have to certify its ownership percentage in the underlying REIT in order to claim an exemption from Section 871(m) in respect of such a dividend. Moreover, a withholding agent may not have the information necessary to determine whether a dividend would be exempt from tax if received directly when it is required to impose the Section 871(m) withholding amount, and it therefore may impose Section 871(m) withholding based on the assumption that the entire dividend would be subject to tax if received directly by a non-U.S. holder.

As noted in the accompanying pricing supplement, we intend to treat Coupon Amounts that are paid to a non-U.S. holder as subject to a 30% withholding tax (unless that income is effectively connected with the holder’s conduct of a trade or business in the United States). We believe that such withholding should generally satisfy most (and possibly all) of the 30% withholding tax on “dividend equivalent” payments that is required by Section 871(m). However, such withholding may not satisfy the applicable Section 871(m) tax liability if the Reference Distribution Amount for the applicable period consists entirely of amounts that are treated as dividends that would be subject to tax if received directly by a non-U.S. holder. In such a case, the Section 871(m) tax will be based on the Reference Distribution Amount, while the Coupon Amount will equal the Reference Distribution Amount less the Accrued Fees. A non-U.S. holder may accordingly then be subject to a residual Section 871(m) tax in respect of 30% of the excess of the Reference Distribution Amount over the Coupon Amount. In addition, a non-U.S. holder that sells Securities between Coupon Payment Dates could be subject to additional U.S. withholding tax under Section 871(m) in respect of any dividends that are distributed with respect to the components of the Index since the last Coupon Payment Date for the Securities. Furthermore, Section 871(m) may limit a non-U.S. holder’s ability to claim a refund in respect of any U.S. withholding tax that is imposed with respect to the Securities.

In addition, it is possible that a withholding agent will take the position that the Section 871(m) tax with respect to the Securities should be imposed in addition to the 30% withholding tax on the Coupon Amounts, in which case the application of Section 871(m) to the Securities could significantly increase a non-U.S. holder’s tax liability in respect of the Securities. While we do not think that this is the correct approach, a non-U.S. holder should consult its tax advisor regarding this risk.

As noted above, the Section 871(m) regulations apply only to Securities that are issued (or deemed issued) on or after January 1, 2017. However, Securities that are issued on or after January 1, 2017 will have the same CUSIP and ISIN numbers as Securities that were issued before that date, and accordingly there is unlikely to be a practical way to distinguish among Securities that are subject to withholding under this regime and those that are not. As a result, non-U.S. holders of Securities (including holders of Securities that were purchased on or before December 31, 2016) may not be able to establish to the satisfaction of their custodians or other withholding agents that their Securities are exempt from the new regulations. Accordingly, if we issue (or are deemed to issue) any Securities on or after January 1, 2017, non-U.S. holders that acquire Securities in the secondary market after such issuance should generally assume that withholding agents will treat them as having acquired Securities that were issued on or after January 1, 2017 (and that such Securities will therefore be subject to Section 871(m)).

Furthermore, it is possible that the Securities could be deemed to be reissued for tax purposes upon a rebalancing of the Index, in which case Securities that are issued before January 1, 2017 would thereafter be subject to the same Section 871(m) consequences as Securities issued on or after January 1, 2017.

In addition, payments on the Securities that are subject to Section 871(m) will generally be subject to the “Foreign Account Tax Compliance Act” (“FATCA”) rules that impose a 30% withholding tax on certain payments to investors and intermediaries that fail to comply with certain certification and information reporting requirements.

The new regulations issued under 871(m) of the Code are complex, and aspects of their impact on the Securities are not entirely clear at this time. In addition, it is expected that the Section 871(m) regulations will be revised in 2017, and it is possible that the revised regulations could cause a non-U.S. holder of Securities to be subject to tax in a manner that differs from the manner described herein. Non-U.S. holders of Securities are, therefore, urged to consult their tax advisors and their custodians regarding the application of Section 871(m) to the Securities.

UBS AG, UBS Securities LLC, UBS Financial Services Inc. or any affiliate of UBS AG may use this prospectus addendum, together with the original pricing supplement and product supplement and the new base prospectus, in connection with offers and sales of the Securities in market-making transactions. Please see “Supplemental Plan of Distribution” in the original pricing supplement and product supplement and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank	UBS Financial Services Inc.

Prospectus Addendum dated December 29, 2016